UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. 5)

CHINA INFORMATION TECHNOLOGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

16942F103
(CUSIP Number)

Jiang Huai Lin
21st Floor, Everbright Bank Building,
Zhuzilin, Futian District,
Shenzhen, Guangdong, 518040
People’s Republic of China
(+86) 755-8370-8333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2011
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jiang Huai Lin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,046,932 (1)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
22,046,932 (1)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,046,932

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.46% (2)

14	TYPE OF REPORTING PERSON
IN

(1) As of March 15, 2010, Total Device Management Limited, an entity controlled by Mr. Jiang Huai Lin, transferred all of the 1,000,000 shares of common stock held by it to Mr. Jiang Huai Lin.

(2) Based on 54,488,217 shares of common stock outstanding as of August 16, 2011.

This Amendment No. 5 amends certain information contained in the Schedule 13D filed by the Reporting Person with respect to his ownership interests in China Information Technology, Inc. on February 7, 2007, as amended by Amendment No. 1 filed on September 12, 2007, as amended by Amendment No. 2 filed on May 22, 2008, as amended by Amendment No. 3 filed on July 3, 2008, as amended by Amendment No. 4 filed on March 3, 2010 (the “13D”). Capitalized terms used but not defined herein have the meanings ascribed in the 13D.

Item 1.

Security and Issuer.

The name of the issuer is China Information Technology, Inc., a Nevada corporation (the “Company”), which has its principal executive offices at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People’s Republic of China. This statement relates to the Company’s common stock, $0.01 par value per share (the “Common Stock”).

Item 2.

Identity and Background.

(a)-(f). This Schedule 13D/A is being filed by Mr. Jiang Huai Lin, a citizen of the People’s Republic of China (the “Reporting Person”). The principal address of the Reporting Person is 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People’s Republic of China. The Reporting Person is Chairman, President and Chief Executive Officer of the Company. The Reporting Person is also the 100% owner of Total Device Management Limited, a company formed in the People’s Republic of China, with its principal executive offices at 3505-06, 35/F Edinburg Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

Prior to March 15, 2011, the Reporting Person was deemed to beneficially hold an aggregate of 20,195,080 shares of the Common Stock. Such 20,195,080 shares consisted of 19,170,080 shares of Common Stock owned directly by the Reporting Person and 1,000,000 shares held by Total Device Management Limited, an entity controlled by the Reporting Person. The Reporting Person used his personal funds to acquire the original shares directly owned by him and Total Device Management Limited used its own working capital.

On March 15, 2011, Total Device Management Limited transferred all 1,000,000 shares of Common Stock held by it to the Reporting Person, its controlling stockholder. Total Device Management Limited owned its shares solely for investment purposes. The Reporting Person has no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

On February 8, 2011, the Reporting Person received a grant of 25,000 restricted shares of the Common Stock under the Company’s 2007 Equity Incentive Plan.

On August 16, 2011, the Company and the Reporting Person agreed to an amended and restated unsecured promissory note (the “Amended and Restated Note”) to amend and restate a promissory note that was issued by the Company to the Reporting Person on March 25, 2010 (the “March 2010 Note”). Under the March 2010 Note, the Company had a loan balance of $5 million and the loan was not permitted to be repaid by conversion of the loan balance into shares of Common Stock. Pursuant to the Amended and Restated Note, the loan balance may be repaid by conversion of the balance into shares of the Common Stock at a conversion price of $2.70 per share. On August 16, 2011, the Reporting Person exercised this conversion right, and therefore agreed to receive, and became entitled to, a total of 1,851,852 shares of the Company’s common stock in lieu of cash repayment under the Amended and Restated Note. The loan underlying the March 2010 Note was originally made to the Company as part of a note in the amount of $6 million and was not convertible into shares of the Company’s common stock. The Company repaid $1,000,000 of the loan balance underlying the March 2010 Note in April 2010. The March 2010 Note had replaced a promissory note issued by the Company in the amount of $5 million to the Reporting Person in January 2010, which was convertible into shares of the Company’s common stock at a price of $5.88 per share.

Item 4.

Purpose of Transaction.

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D

Item 5.

Interest in Securities of the Issuer.

(a)       As of the date of this statement, the Reporting Person is the beneficial owner of 22,046,932 shares of the Common Stock, representing 40.46% of the outstanding shares of the Common Stock. The Reporting Person does not own any other securities of the Company.

(b)       The Reporting Person has the sole power to vote and dispose of 22,046,932 shares.

(c)       Other than the acquisition of 1,851,852 shares of the Common Stock on August 16, 2011pursuant to the Reporting Person’s exercise of his conversion right under the Amended and Restated Note and discussed in Item 3 hereof, the Reporting Person did not effect any transactions in the Company’s securities within the past 60 days.

(d)      Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)      Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the Current Report on Form 8-K filed by the Company on January 8, 2010, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

Exhibit No.	Description

1	Amended and Restated Unsecured Promissory Note, dated August 16, 2011, issued by the Company to Jiang Huai Lin

*Incorporated by Reference.

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2011

/s/ Jiang Huai Lin
Jiang Huai Lin